Exhibit 99.2

Proxy Statement in Accordance with the Companies Regulations (Voting in Writing and Position Notices), 5766 - 2005 (the “Regulations”)

1.	Company name: Mazor Robotics Ltd.

2.
Type, date and location of the general shareholders’ meeting: An annual and extraordinary general meeting of the Company’s shareholders (the "Meeting") will be held on November, 26, 2013, at 11:00 a.m. (Israel time), at CBLS, Law offices, Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel.

3.	List of topics on the agenda for which votes may be delivered by proxy statement:

3.1.	Discussion regarding the Company’s Financial Statements for the year ended December 31, 2012 and Annual Report for the year ended December 31, 2012;

3.2.
To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for year ending December 31, 2013, and until the next annual general meeting of the shareholders of the Company, and to receive information regarding their remuneration;

3.3.
To consider and act upon a proposal to re-elect Messrs. Jonathan Adereth and Ori Hadomi, and Ms. Sarit Soccary Ben-Yochanan, to hold office as directors for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders;

3.4.
To consider and act upon a proposal to re-elect Messrs. Gil Bianco and David Schlachet as external directors of the Company for an additional three year term, commencing on November 27, 2013 until November 26, 2016 (the "External Directors"). The annual remuneration and the participation remuneration to be paid to the External Directors in consideration for their services to the Company shall be fix price of NIS 100,000 and the participation remuneration shall be fix price of NIS 2,500 per meeting. Since the annual remuneration and participation remuneration amounts are fixed amounts, according the amounts under regulation 7 to the Companies Regulations (Rules Regarding Compensation and Expenses for Directors External), 4760 - 2000 (the "Compensation Regulations"), such remuneration does not require the approval of the Meeting.

In case the rating of the Company, according to the first addition to the Compensation Regulations, will change (the "Updated Rating"), and the applicable fixed amounts of the participation remuneration will be higher than 2,500 NIS, the External Directors shall be entitled to the Updated applicable fixed amounts.

Each of the External Directors shall also be entitled to be granted of 40,000 Options to purchase 40,000 Ordinary Shares of the Company (the "Options"). The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the Tel-Aviv Stock Exchange ("TASE") during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant;

3.5.
To approve the future appointment of Mr. Gil Bianco and Ms. Sarit Soccary Ben-Yochanan as directors in a subsidiary wholly owned (100%) (the "Wholly Owned Subsidiary") by the Company and any future Wholly Owned Subsidiary;

3.6.
To approve a grant of 40,000 Options to Ms. Sarit Soccary Ben-Yochanan, a director in the Company. The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The granted Options will be granted in addition to the annual remuneration of NIS 100,000 and participation remuneration of NIS 2,500 per meeting, which are fixed amounts, and according to the Company Regulations (easing in transactions with interested Parties), 4760 – 2000, do not require the approval of the Meeting.

In case the rating of the Company, according to the first addition to the Updated Rating, and the applicable fixed amounts of the participation remuneration will be higher than 2,500 NIS, Ms. Sarit Soccary Ben-Yochanan shall be entitled to the Updated applicable fixed amounts;

3.7.
To approve the company’s engagement for directors and officers liability insurance policy for 2013 and for engagement for directors and officers liability insurance policy for subsequent periods commencing from the expiration of the current insurance policy and up to 3 annual insurance terms in the aggregate;

3.8.
To approve a grant of 80,000 Options to Mr. Jonathan Adereth, the Chairman of the Board (the "Chairman"). The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant.

4.
Location and times where the full text of the proposed resolutions may be viewed: The full text of the proposed resolutions may be viewed at the Company’s registered office, Sunday to Thursday from 9:00 AM to 4:00 PM, following advance coordination with Ms. Sharon Levita, CFO, at telephone no. 972-4-6270171, until the date of convocation of the general meeting, and also in the immediate report published regarding convocation of the aforementioned general meeting, as this appears on the website of the Securities Authority at www.magna.isa.gov.il.

5.
Details, to the Company’s best knowledge, regarding candidates for appointment to the Company’s Board of Directors: All directors proposed for appointment are currently serving as directors of the Company. For details, to the Company’s best knowledge, about Messrs. Jonathan Adereth and Ori Hadomi and Ms. Sarit Soccary Ben-Yochanan, see Notice of the Meeting, published by the Company on October 21, 2013.

6.	Majority required to pass resolutions on the agenda, for which voting may be submitted by proxy statement:

6.1.
Each of Proposals 3.2, 3.3, 3.5 and 3.7 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Simple Majority”).

6.2.	Proposal 3.4 pursuant to the Companies Law, require the affirmative vote of a simple majority of the shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 4 (please see the definition of the term “Personal Interest” with respect to each of these Proposals below under the description of such proposal). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to Proposal 4 their vote with respect to such proposal will be disqualified.

•
The majority of votes at the General Meeting includes at least a majority of all the votes of the shareholders who are not controlling members in the Company or have a personal interest in the approval of the appointment, other than a personal interest that is not the result of personal ties with the controlling member; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

•	The total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

6.3.
Each of Proposal 3.6 and 3.8 pursuant to the Companies Law, require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposals 6 and 8 (please see the definition of the term “Personal Interest” with respect to each of these Proposals below under the description of such proposal). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to Proposals 6 and/or 8 their vote with respect to such proposal will be disqualified.

•
The majority of votes at the General Meeting includes at least  a majority of all the votes of the shareholders who are not controlling members in the Company or have a personal interest in the approval of the Compensation to the Chairman; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

•	The total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

7.
Declaration of manner of voting: Shareholders will declare their manner of voting regarding the topics on the agenda in Part B of this proxy statement, which also includes an area to mark the existence or non-existence of personal interest in the proposed resolution specified in Section 6.3 above. Votes from shareholders which do not include a marking regarding the existence or non-existence of personal interest (or which mark the existence of a personal interest, but do not provide related details) will not be included in the tally of votes.

8.
Validity of proxy statements: A proxy statement will be valid only if the following documents have been attached to it, and if it has been delivered to the Company (including by means of registered mail) no less than 72 hours before the date of the meeting:

8.1.	If the shareholder is unregistered: attachment of unregistered shareholder’s authorization of ownership.

8.2.	If the shareholder is registered in the Company’s books: attachment of a photocopy of an ID card, passport or certificate of incorporation.

A proxy statement which has not been delivered in accordance with the instructions specified in this Section will be invalid. For this purpose, the “Delivery Date” will be the date on which the proxy statement and attached documents are delivered to the Company’s offices.

9.	Internet: The Company does not permit voting via the internet.

10.	Address for delivery of proxy statements and position notices: The Company’s registered office at HaEshel 7, Caesarea.

11.
Deadlines for delivery of proxy statements and position notices: The deadline for delivery of shareholders’ position notices to the Company is October 31, 2013. The deadline for delivery of proxy statements is 72 hours before the date of the Meeting; in other words, November 23, 2013, at 12:00 PM. The deadline for delivery of a position notice by the Company regarding the response of the Company’s Board of Directors to the position notices submitted by the shareholders is November 5, 2013.

12.	Web addresses of the distribution site and stock exchange site where proxy statements and position notices may be found: www.magna.isa.gov.il and www.maya.tase.co.il., respectively.

13.
Receiving authorizations of ownership: Shareholders are entitled to receive authorizations of ownership at the branch of the stock exchange member, or by mail (requiring payment of shipping fees only), at their request. Requests made regarding this matter will be made in advance for a particular securities account.

14.
Receiving proxy statements and position notices: Unregistered shareholders are entitled to receive by e-mail (to the address held by the stock exchange member), at no charge, a link to the text of the proxy statements and position notices on the distribution site, by the stock exchange member through which they holds its shares, unless they have notified the stock exchange member that they are not interested in receiving the aforementioned link, or that they are interested in receiving proxy statements by regular mail for a fee. The aforementioned regarding proxy statements will also apply regarding receipt of position notices.

15.
Viewing proxy statements: One or more shareholders who hold, on the Determining Date, shares at a rate equal to five percent (5%) or more of all voting rights in the Company, and those holding the same rate out of the total voting rights not held by the Company’s controlling shareholder, as defined in Section 268 of the Companies Law (hereinafter: “Controlling Shareholder”), will be entitled, whether on their own or by means of a proxy acting on their behalf, after convocation of the general meeting, to view the proxy statements at the Company’s office (whose address is specified in Section 10 above), during conventional working hours, as specified in Regulation 10(A) of the Regulations.

16.	A share amount constituting 5% of all voting rights in the Company is 1,763,739 ordinary shares of NIS 0.01 nominal value each in the Company.

Proxy Statement – Second Part

Company name: Mazor Robotics Ltd., public company no. 51-300904-3

Company address (for submission and delivery of proxy statements):  HaEshel 7, Caesarea

Meeting date: November, 26, 2013 at: 11:00 a.m. (Israel Time).

Meeting type: Annual and Extraordinary general meeting (the "Meeting").

Determining date for ownership of shares with regards to voting rights in the Meeting: October 27, 2013.

Shareholder Details

Shareholder Name: ___________________

ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:

Passport no.: ______________________

Country of Issue: ______________________

Valid Until: _______________________

For shareholders that are corporations:

Corporation no. : _____________________

Country of Incorporation: ___________________

Manner of Voting:

	Agenda Topic	Manner of Voting			Do you have a personal interest in this resolution*
		For	Abstain	Against	Yes*	No
1.
Appointment of somekh chaikin, certified public accountants (israel), a member of kpmg international, as independent public accountants of the company and to receive information regarding the remuneration.

2.	Re-election of Directors:
Mr. Jonathan Adereth
Mr. Ori Hadomi
Ms. Sarit Soccary Ben-Yochanan
3.	Re-elect the External Directors of the company:
Mr. Gil Bianco
Mr. David Schlachet
4.	Approve the future appointment of Mr. Gil Bianco and Ms. Sarit Soccary Ben-Yochanan as directors in a subsidiary wholly owned by the company and any future wholly owned subsidiary:
Mr. Gil Bianco
Ms. Sarit Soccary Ben-Yochanan
5.	Approve a grant of options to Ms. Sarit Soccary Ben-Yochanan, director in the company.
6.
Approval of the Company’s engagement for directors and officers liability insurance policy for 2013 and for engagement for directors and officers liability insurance policy for subsequent periods commencing from the expiration of the current insurance policy and up to 3 annual insurance terms in the aggregate.

7.	Approval a grant of options to Mr. Jonathan Adereth, the chairman of the board

* If the answer is “Yes” – provide details regarding the nature of the personal interest below:

1	Mark X or V clearly in the appropriate column, in accordance with your voting decision. Non-marking will be considered as an abstention from voting on that topic.

2	Mark X or V clearly in the appropriate column. Votes from shareholders who do not mark this column, or who mark “Yes” without providing details, will not be included in the tally of votes.

___________________                                   _______________________

Date                                                                        Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this proxy statement is only valid when accompanied by an authorization of ownership.

For shareholders registered in the Company’s shareholder registry – this proxy statement will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.